SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

GRUPO ELEKTRA ANNOUNCES 4Q05 EBITDA GROWTH OF 16%
TO RECORD OF Ps.1,595 MILLION

–Net Income in the Quarter Rises More Than Twice to Ps.1,249 Million–

–Revenues and EBITDA in 2005 Increase 17% and 21%,
Respectively, to Record Highs–

–Banco Azteca’s Customer Deposits Grew 46% to Ps.26,373 Million
and Gross Credit Portfolio* Increased 30% to Ps.15,212 Million–

     Mexico City, February 22, 2006–Grupo Elektra, S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the fourth quarter of 2005 and for the full-year 2005.

     “The company accomplished outstanding goals during 2005, including record levels in revenue and EBITDA. We also enhanced key strategies geared towards preserving our undisputed leadership in a dynamic competitive landscape,” commented Javier Sarro Cortina, Chief Executive Officer of Grupo Elektra. “We introduced new products, especially related to transport, innovative service sales with solid profitability, we started operations in another Latin American country, Panama, and at the beginning of 2006, we renewed our money transfer agreement with Western Union, strengthening our network distribution for money transfers. This provides a solid growth platform and a closer and more efficient service to the customer.”

     “Banco Azteca was instrumental in complementing Grupo Elektra’s expansion, through financial alternatives that allow an increased number of customers to purchase products and services required by their families” commented Carlos Septién Michel, Chief Executive Officer of Banco Azteca. “Also, the dynamic indicators of the bank placed us in an outstanding position within the Mexican financial system in 2005. After only three years of operations, we are second in the country in terms of number of branches, and we have an outstanding position in productive assets, credit portfolio and deposits.”

* Gross Credit Portfolio of Banco Azteca México and Banco Azteca Panamá.

Financial Highlights:

Millions of pesos of constant purchasing power as of December 31, 2005.

			Change				Change
	4Q04	4Q05	$	%	2004	2005	$	%

Consolidated Revenue	8,290	8,914	624	8%	27,073	31,810	4,737	17%
Gross Profit	3,633	4,126	493	14%	11,888	14,776	2,888	24%
EBITDA	1,374	1,595	221	16%	4,261	5,177	916	21%
Net Income	645	1,249	604	94%	1,933	2,976	1,043	54%
EPS (Pesos per Share) (1)	2.71	5.22	2.51	93%	8.12	12.45	4.32	53%
(1) Calculation based on 239,151,000 Elektra* weighted average at December 31, 2005 and 237,957,000 Elektra*
weighted average outstanding at December 31, 2004.

Financial Division

Banco Azteca

     Banco Azteca reported net income of Ps.88 million in 4Q05, more than three times the net income of Ps.27 million registered in 4Q04. For the full-year 2005, net income grew 48% to Ps.558 million, from Ps.378 million of the previous year.

     As of December 31, 2005, the estimated capitalization index of Banco Azteca was 11.4%, higher than the 11.2% index reported at the end of the prior year. The capitalization index exceeds the 8% minimum required by Mexican regulators.

Gross Credit Portfolio

     The gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama was Ps.15,212 million, 30% higher than the Ps.11,686 million reported at the end of 4Q04. The average term of the credit portfolio at the end of 4Q05 was 55 weeks, up from the 51 weeks of the previous year. At the end of 4Q05, we had a total of 5.6 million active accounts, a 37% increase compared with 4.1 million at the end of the same period a year ago.

     During the quarter, Banco Azteca sold Ps.648 million of past due loans, fully reserved, to an independent buyer. The transaction was approved by Banco Azteca’s Board of Directors, and authorized by the Comisión Nacional Bancaria y de Valores. The selling price of the loan portfolio was established according to market conditions.

     The balance of past due loans and reserves of the financial division decreased at the end of 2005, primarily due to the sale of the loan portfolio.

Saving’s Accounts and Term Deposits

     Net deposits were Ps.26,373 million at the end of 4Q05, 46% higher than the Ps.18,077 million of the previous year. The total number of accounts rose to 7.9 million, compared with 5.6 million a year ago.

Afore Azteca

     As of December 31, 2005, Siefore Azteca reached Ps.8,873 million in net assets under management, and yielded a 10.7% return approximately.

Seguros Azteca

     Seguros Azteca reported net income of Ps.26 million in the quarter, more than six times compared with net income of Ps.4 million of 4Q04. For the full-year 2005, net income grew to Ps.138 million, from Ps.9 million in 2004.

Commercial Division

Revenue of the commercial division in the quarter was Ps.5,503 million, 3% down from the Ps.5,688 million in 4Q04. Despite the lower revenue, gross margin grew 190 basis points to 32.2% in 4Q05, and gross profit increased 3% to Ps.1,771 million.

     The full year merchandise sales increased 1% to Ps.19,562 million, from Ps.19,392 million in 2004. The gross margin grew 70 basis points to 31.8%, resulting in gross profit of Ps.6,224 million in 2005.

Total Debt and Net Debt

     As of December 31, 2005, the commercial division’s total debt with cost was Ps.3,984 million, 7% higher compared with Ps.3,740 million reported a year ago. The net debt of the commercial division registered a negative balance of Ps.1,536 million, compared with a negative balance of Ps.966 million as of December 31, 2004.

Consolidated Financial Results

Consolidated Revenue

     Total consolidated revenue was Ps.8,914 million in 4Q05, 8% higher than the Ps.8,290 million reported in the same period a year ago. In 2005, total consolidated revenue increased 17% to Ps.31,810 million, from Ps.27,073 million in 2004.

     Grupo Elektra’s consolidated income statement shows the net effect of the decrease of the financial division’s cost due to the cancellation of reserves and the increase in the financial division expense from the sale of loans during the quarter.

EBITDA

     Consolidated EBITDA reached Ps.1,595 million, a 16% rise from Ps.1,374 million in 4Q04, despite a 3% growth in the consolidated cost. This resulted in a 130 basis points increase in the EBITDA margin to 17.9%, from 16.6% a year ago.

EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of December 31, 2005.

			Change				Change
	4Q04	4Q05	$	%	2004	2005	$	%

EBITDA	1,374	1,595	221	16%	4,261	5,177	916	21%
Operating Profit	915	1,246	332	36%	3,005	3,825	820	27%

     The full year consolidated EBITDA was Ps.5,177 million, 21% higher than Ps.4,261 million reported in 2004. Despite a 23% increase in operating expenses in the year, EBITDA margin grew 60 basis points to 16.3% in 2005, from 15.7% in 2004.

Operating Expense

     During the quarter, operating expenses were Ps.2,880 million, 6% higher when compared with Ps.2,718 million in the same period a year ago. The increase was primarily due to the hiring and training of new employees, the development of the “door-to-door” company’s sales program of the commercial division, the commercialization of services of the financial division, the operations resulting from the opening of nine net stores and 99 bank branches, as well as advertising expenses from the launching of new products like Tarjeta Azteca, and commercial and financial services.

     Consolidated expenses in 2005 increased 23% to Ps.10,951 million, from Ps.8,883 million in 2004.

     Operating Profit

     During the fourth quarter, operating income increased 36%, partially due to a 24% reduction in depreciation and amortization. The depreciation and amortization reduction results from the cancellation of goodwill in December 2004, congruent with the implementation of accounting bulletin C-15 a year ago; in addition, the fixed assets composition in 2005 includes a larger proportion of totally depreciated assets, compared with the previous year.

     In 2005, operating income grew 27% to Ps. 3,825 million, from Ps. 3,005 million of the prior year.

     Comprehensive Cost of Financing (CIF)

     The commercial division obtained a financial gain of Ps.441 million compared with a Ps.713 million financial gain a year ago. This includes the following elements:

  A gain in equity swaps of Ps.433 million, compared with Ps.648 million in 4Q04, as a result of lower prices in Grupo Elektra’s shares this period.
  A monetary gain of Ps.49 million, from Ps.150 million in 4Q04, reflecting lower inflation in the quarter.
  Net interest expense was Ps.1 million in 4Q05 compared with net interest income of Ps.25 million in the same period a year ago, as a result of an increase in debt with cost this year.
  During the quarter, there was a Ps.40 million loss in foreign exchange, compared with a Ps.109 million loss a year ago, due to an increased stability in the exchange rate in 4Q05 compared with 4Q04.

     During 2005, the Comprehensive Cost of Financing (CIF) was Ps. 286 million, compared with a Ps.201 million financial gain a year ago. The difference is comprised of the following elements:

  A gain in equity swaps of Ps.78 million, compared with Ps.648 million in 2004, as a result of lower prices in Grupo Elektra’s shares in 2005.
  A loss in monetary position of Ps.167 million compared with Ps.66 million in 2004, as a result of a higher revaluation of the exchange rate in 2005, on a net asset position.
  A monetary gain of Ps.103 million, from Ps.183 million a year ago, reflecting lower inflation in 2005.
  In 2005, net interest expense was Ps.300 million compared with net interest expense of Ps.563 million the previous year, reflecting increased interest income in 2005 due to higher levels of cash, marketable securities and investments.

     Net Income

     The increase in EBITDA, together with a positive result of the Comprehensive Cost of Financing resulted in net income of Ps.1,249 million in 4Q05, more than twice compared with net income of Ps.645 million in the same quarter a year ago.

     In 2005, consolidated net income was Ps.2,976 million, 54% up from the Ps.1,933 million in 2004.

     Capex

     As of December 31, 2005, capital expenditures were Ps.1,197 million, primarily due to the company’s expansion and the purchase of systems and communications equipment.

     Cash and Cash Equivalents

     As of December 31, 2005, total cash and cash equivalents were Ps.19,971 million, 45% higher than the Ps.13,821 million at the end of 4Q04. The increase was due to a 17% growth in the cash balance of the commercial division, to Ps.5,520 million, and a 59% increase in the cash balance of the financial division to Ps.14,452 million, in line with the rise in customer deposits.

     Consolidated Gross Loan Portfolio

     Total consolidated gross loan portfolio of Banco Azteca Mexico, Banco Azteca Panama, and Elektrafin Latin America as of December 31, 2005, was Ps.16,118 million, 31% higher than Ps.12,324 million as of December 31, 2004.

     Consolidated Equity

     Consolidated equity as of December 31, was Ps.9,640 million, 18% higher than Ps.8,160 million of the previous year.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras, Peru and Panama. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,400 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

     As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

     EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2005 PURCHASING POWER

	4Q04		4Q05		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	69%	5,688	62%	5,503	(185)	-3%
Financial Revenues	31%	2,602	38%	3,411	809	31%

Total Revenues	100%	8,290	100%	8,914	624	8%

Commercial Cost	48%	3,964	42%	3,732	(232)	-6%
Financial Cost	8%	692	12%	1,056	363	n.m.

Total Cost	56%	4,657	54%	4,788	131	3%

Gross Profit	44%	3,633	46%	4,126	493	14%

Selling, General & Administrative Expenses	27%	2,255	28%	2,529	274	12%
Depreciation and Amortization	6%	463	4%	351	(112)	-24%

Total Operating Expenses	33%	2,718	32%	2,880	162	6%

Operating Income	11%	915	14%	1,246	331	36%

EBITDA *	17%	1,374	18%	1,595	221	16%

Comprehensive Cost of Financing:
Interest income	2%	155	3%	248	92	n.m.
Interest expense	-2%	(130)	-3%	(249)	(119)	91%
Gain (loss) in Foreign exchange	-1%	(109)	0%	(40)	69	-63%
Monetary gain	2%	150	1%	49	(101)	n.m.
Gain (loss) in Equity Swaps	8%	648	5%	433	(214)	n.a.

	9%	713	5%	441	(273)	n.a.

Income before taxes	20%	1,628	19%	1,687	58	4%

Provision for taxes	-4%	(316)	-5%	(488)	(172)	55%
Equity in income of CASA (TV Azteca)	1%	82	1%	51	(31)	-38%
Extraordinary Item	-9%	(749)	0%	-	749	-100%

Income of majority stockholders	8%	645	14%	1,249	604	94%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2005 PURCHASING POWER

	4Q04		4Q05		Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	72%	19,392	61%	19,562	170	1%
Financial Revenues	28%	7,680	39%	12,248	4,567	59%

Total Revenues	100%	27,073	100%	31,810	4,737	17%

Commercial Cost	49%	13,355	42%	13,338	(17)	0%
Financial Cost	7%	1,829	12%	3,695	1,866	n.m.

Total Cost	56%	15,185	54%	17,034	1,849	12%

Gross Profit	44%	11,888	46%	14,776	2,888	24%

Selling, General & Administrative Expenses	28%	7,621	30%	9,597	1,976	26%
Depreciation and Amortization	5%	1,262	4%	1,354	92	7%

Total Operating Expenses	33%	8,883	34%	10,951	2,068	23%

Operating Income	11%	3,005	12%	3,825	820	27%

EBITDA *	16%	4,261	16%	5,177	916	21%

Comprehensive Cost of Financing:
Interest income	1%	246	2%	509	263	107%
Interest expense	-3%	(809)	-3%	(809)	(1)	0%
Gain (loss) in Foreign exchange	0%	(66)	-1%	(167)	(101)	n.a.
Monetary gain	1%	183	0%	103	(80)	-44%
Gain (loss) in Equity Swaps	2%	648	0%	78	(570)	n.a.

	1%	201	-1%	(286)	(487)	n.m.

Income before taxes	12%	3,206	11%	3,539	333	10%

Provision for taxes	-2%	(624)	-3%	(935)	(311)	50%
Equity in income of CASA (TV Azteca)	0%	100	1%	372	272	n.m.
Extraordinary Item	-3%	(749)	0%	-	749	-100%

Income of majority stockholders	7%	1,933	9%	2,976	1,043	54%

Last Twelve Months EBITDA		4,261		5,177	916	21%

Last Twelve Months Net Income		1,933		2,976	1,043	54%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2005 PURCHASING POWER

	4Q04			4Q05			Change

CONSOLIDATED BALANCE SHEET

	Commercial	Financial	Grupo	Commercial	Financial	Grupo
	Division	Division	Elektra	Division	Division	Elektra

Cash	511	1,219	1,730	613	2,313	2,926	1,196	69%
Marketable Securities and investments	4,195	7,895	12,091	4,907	12,139	17,045	4,955	41%
Commercial Loans		3,183	3,183		3,488	3,488	305	10%
Consumer Loans	637	8,180	8,817	906	11,394	12,300	3,483	40%
Mortgage Loans		51	51		195	195	144	n.m.

Performing Loan Portfolio	637	11,413	12,051	906	15,077	15,983	3,932	33%
Past due Commercial Loans		8	8		8	8	(1)	-10%
Past due Consumer Loans		265	265		128	128	(137)	-52%

Total Past-due Loans	-	273	273	-	135	135	(138)	-51%
Gross Loan Portfolio	637	11,686	12,324	906	15,212	16,118	3,795	31%
Allowance for bad Loans	50	599	649	143	509	652	3	0%

			l
Total Net Loan Portfolio	587	11,087	11,675	763	14,704	15,467	3,792	32%

Other Current Assets	1,412	959	2,371	998	1,885	2,883	512	22%
Inventory	3,820		3,820	4,264		4,264	444	12%

Current assets	10,526	21,160	31,686	11,545	31,040	42,585	10,899	34%

Investment in Shares	942	6	948	1,045	13	1,058	110	12%
Goodwill	786		786	786	-	786	0	0%
Fixed Assets	4,377	1,046	5,423	4,426	984	5,410	(13)	0%
Other Assets	363	215	578	146	770	916	338	58%

TOTAL ASSETS	16,994	22,427	39,421	17,948	32,807	50,755	11,334	29%

Demand Deposits	-	18,077	18,077	-	26,373	26,373	8,296	46%
Short-Term Bank Debt	1,051	-	1,051	1,384	(235)	1,149	98	9%
Capitalized Lease Obligations	2		2	-		-	(2)	-100%

Short-Term Liabilities with Financial Cost	1,053	-	1,053	1,384	(235)	1,149	96	9%

Suppliers and Other Short-Term Liabilities	5,213	821	6,034	6,114	1,538	7,653	1,618	27%

Short-Term Liabilities without Financial Cost	5,213	821	6,034	6,114	1,538	7,653	1,618	27%

Total Short-Term Liabilities	6,266	18,898	25,164	7,498	27,676	35,174	10,010	40%

Long-Term Bank Debt	2,687	-	2,687	2,600		2,600	(87)	-3%
Capitalized Lease Obligations	-		-	-		-	-	n.m.

Long-term Liabilities with Financial Cost	2,687	-	2,687	2,600	-	2,600	(87)	-3%

Long-term Liabilities Without Financial Cost	1,589	1,820	3,410	1,293	2,047	3,340	(69)	-2%

Total Long-Term Liabilities	4,276	1,820	6,096	3,893	2,047	5,940	(156)	-3%

TOTAL LIABILITIES	10,542	20,718	31,260	11,391	29,723	41,115	9,854	32%

Stockholders' Equity	6,452	1,709	8,160	6,557	3,084	9,640	1,480	18%

LIABILITIES + EQUITY	16,994	22,427	39,421	17,948	32,807	50,755	11,334	29%

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2005 PURCHASING POWER

	4Q04		4Q05			Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	73%	737	73%	740		3	0%
Elektra Latin America	8%	77	8%	85		8	10%
Bodega de Remates	8%	83	8%	81		(2)	-2%
Salinas y Rocha	8%	76	6%	65		(11)	-14%
Elektricity	3%	34	4%	45		11	32%

TOTAL	100%	1,007	100%	1,016		9	1%

Floor Space (m²)
Elektra Mexico	75%	564,307	76%	579,477		15,170	3%
Elektra Latin America	8%	62,786	9%	72,041		9,255	15%
Bodega de Remates	6%	43,673	6%	42,597		(1,076)	-2%
Salinas y Rocha	10%	72,822	8%	58,724		(14,098)	-19%
Elektricity	1%	7,114	1%	10,784		3,670	52%

TOTAL	100%	750,702	100%	763,624		12,922	2%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	69%	930	65%	931		1	0%
Freestanding Branches	2%	28	6%	87		59	211%
Branches in Other non Grupo Elektra Stores	29%	386	27%	395		9	2%
Panama	-	-	2%	30		30	n.m.

TOTAL	100%	1,344	100%	1,443		99	7%

Employees
Commercial Employees	51%	14,442	44%	16,747		2,305	16%
Financial Employees	49%	13,679	56%	21,570		7,891	58%

TOTAL	100%	28,121	100%	38,317		10,196	36%

OPERATIONAL AND FINANCIAL RATIOS

ELEKTRA* SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)		237,957		239,151		1,194	1%
LTM Earnings per Share (1)		8.12		12.45		4.32	53%
Earnings per Share (6 months)		8.12		12.45		4.32	53%
LTM Price Earnings ( P / E ) (1)		12.74	x	7.55	x	(5.19)	-41%
LTM Firm Value / EBITDA. ( FV / EBITDA) (2)		7.54	x	5.92	x	(1.62)	-21%
Price Book Value ( P / BV )		3.43	x	2.84	x	(0.59)	-17%
Price of Elektra * Share (Mexican Stock Exchange)		103.50		94.00		(9.50)	-9%

(1) Last Twelve Months Net Income
(2) Last Twelve Months EBITDA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.